Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 23, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re.	Trio Merger Corp.
Registration Statement on Form S-1
File No. 333-172836

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company”), we wish to advise the Staff that we have filed Amendment No. 4 to the above-captioned Registration Statement.  We have revised the disclosure in the Registration Statement as follows:

•
To indicate that if the Company is unable to consummate a business combination within the required time periods, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.  The Company was previously required to seek stockholder approval to dissolve and liquidate the funds in the trust account and could not guarantee when such liquidation would take place.  Accordingly, this change has been made to provide public stockholders with greater certainty as to the timing and process of receiving funds back in the event the Company is unable to complete its initial business combination.

Securities and Exchange Commission
May 23, 2011

•
To clarify that the Company may only invest the funds held in its trust account after the offering in United States treasuries.  The Company previously had the option to invest in any United States “government security” or in various money market funds that complied with certain provisions of the Investment Company Act of 1940, as amended.  Accordingly, this change has been made to provide greater comfort to public stockholders with respect to the safety of the funds held in the Company’s trust account.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eric S. Rosenfeld